SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM U-57

                                 AMENDMENT NO. 1
                                       TO
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                                Elecdey Ascoy, SA
                      (formerly Parque Eolico de Ascoy, SA)
                        (Name of foreign utility company)

                                  Cinergy Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)



     The Commission is requested to mail copies of all communications relating to this Notification to:

David L. Wozny                                     George Dwight II
Vice President                                     Senior Counsel
Cinergy Global Resources, Inc.                     Cinergy Corp.
139 East Fourth Street                             139 East Fourth Street, 25AT2
Cincinnati, Ohio  45202                            Cincinnati, Ohio  45202





     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Elecdey Ascoy, SA (formerly called Parque Eolico de Ascoy, SA) ("Ascoy") a corporation organized under the laws of Spain, of certain supplementary information as indicated below relating to the status of Ascoy as a foreign utility company within the meaning of section 33 of the Act. This submission amends to the extent set forth herein the notification of foreign utility company status on Form U-57 made by Cinergy on behalf of Ascoy filed on March 11, 1999, which notification otherwise continues in full force and effect.

     Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name of the entity claiming foreign utility company status changed effective June 6, 2001 from Parque Eolico de Ascoy, SA to Elecdey Ascoy, SA.

     Ascoy has an authorized share capital of 1,290,000 Euros, of which 43,000 shares, with a par value per share of 30 Euros, are issued and outstanding. Cinergy Renovables Ibericas, SA (formerly Construcciones y Representaciones Industriales, SA), a FUCO incorporated in Spain, 95% of whose share capital is owned by Cinergy Hydro B.V. (the latter company being an indirect wholly-owned subsidiary of Cinergy), is the legal and beneficial owner of 8,385 shares, representing approximately 19.5% of the issued share capital of Ascoy. The remaining 80.5% of the issued share capital of Ascoy is owned by five shareholders, as follows:

         Elecdey, SL                                 17,630 shares     (41%)
         Nuevos Riesgos del Progreso, SA              4,300 shares     (10%)
         Instituto para la Diversificacion y
         Ahorro de la Energia                         7,955 shares     (18.5%)
         Invercartera SA (Caja de Cataluna)           4,515 shares     (10.5%)
         Pedro Soler                                    215 shares     (0.5%)



                                 SIGNATURE


     The undersigned company has duly caused this amended notification to be signed on its behalf in respect of Elecdey Ascoy, SA by the undersigned officer as of the date indicated below.





                                            CINERGY CORP.


                                            By:  /s/Wendy L. Aumiller
                                                    Assistant Treasurer


Dated:  August 27, 2001